Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 6, 2015 (the “Meeting”). The total number of shares voted was 125,035,141 or 79.89% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the nine nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. This vote was conducted by a show of hands. The report on proxies indicated:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Pierre Lassonde	115,559,120	97.97%	2,396,571	2.03%
	David Harquail	116,384,112	98.67%	1,571,579	1.33%
	Tom Albanese	115,650,156	98.05%	2,305,535	1.95%
	Derek W. Evans	117,812,359	99.88%	143,332	0.12%
	Graham Farquharson	116,349,017	98.64%	1,606,674	1.36%
	Dr. Catharine Farrow	117,810,749	99.88%	144,942	0.12%
	Louis Gignac	116,353,379	98.64%	1,602,312	1.36%
	Randall Oliphant	101,752,009	86.26%	16,203,682	13.74%
	The Hon. David R. Peterson	113,381,858	96.12%	4,573,833	3.88%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands. The report on proxies indicated “for” 124,893,468 (99.92%) and “withheld” 101,044 (0.08%).

Resolution to approve Advance Notice By-Law Amendment, as proposed in the management information circular for the Meeting.

The amendment to the Corporation’s By-Law No. 1 to require advance notice of director nominees from shareholders was approved. This vote was conducted by a show of hands. The report on proxies indicated “for” 116,112,326 (98.43%) and “against” 1,853,364 (1.57%).

Resolution to approve Quorum By-Law Amendment, as proposed in the management information circular for the Meeting.

The amendment to the Corporation’s By-Law No. 1 to increase the quorum required for a meeting of shareholders was approved. This vote was conducted by a show of hands. The report on proxies indicated “for” 117,663,509 (99.74%) and “against” 302,182 (0.26%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. This advisory vote was conducted by a show of hands. The report on proxies indicated “for” 101,545,405 (86.08%) and “against” 16,420,284 (13.92%).

DATED as of this 7th day of May, 2015.

FRANCO-NEVADA CORPORATION

“Lloyd Hong”
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary